
07004266

TED STATES
EXCHANGE COMMISSION
ton, D.C. 20549


SEC MAIL
RECEIVED
FEB 2 8 2007
WASH. D.C.
153
SECTION

BP 3/14

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BURCH & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

911 MAIN SUITE 2222
(No. and Street)

KANSAS CITY	MISSOURI	64105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. RANDAL BURCH (816) 842-4660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUDNEY, ECORD, MCENROE & MULLANE LLC
(Name – *if individual, state last, first, middle name*)

1310 CARONDELET DRIVE, SUITE 333	KANSAS CITY	MISSOURI	64114
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. RANDAL BURCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURCH & COMPANY, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARGARET ... SCHROEDER
Notary Public Notary Seal
State ... Missouri
County of Clay
My Commission Expires 07/30/2008

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURCH & COMPANY, INC.

FINANCIAL STATEMENTS
with
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2006

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cudney, Ecord, McEnroe & Mullane LLC

February 26, 2007

1310 Carondelet Drive, Suite 333, Kansas City, Missouri 64114, 816/942-3133

BURCH & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash		$277,101
Prepaid expenses		652
Property and equipment, net of accumulated depreciation of $20,691 (Note 1)		48,563
Due from officer (Note 4)		43,901
Deferred tax asset (Note 1)		8,318
		$378,535

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		$209,182
Accrued income taxes (Note 1)		1,463
Subordinated borrowings (Note 3)		171,999
Total liabilities		382,644
Stockholder's equity:		
Common stock, $1 par value; 30,000 shares authorized, 1,000 issued and outstanding	1,000	
Additional paid-in capital	30,969	
Retained earnings (deficit)	(36,078)	(4,109)
		$378,535

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF INCOME

For the year ended December 31, 2006

Revenues:		
Commissions		$3,243,076
Consulting and advisory		81,320
		3,324,396
Expenses:		
Commissions	2,437,733	
Employee compensation and benefits	662,939	
Professional services	17,089	
Rent	23,648	
Registration fees and bonding	28,054	
Office expenses	64,745	
Telephone	9,051	
Depreciation	7,201	
Other administrative expenses	51,162	3,301,622
Income from operations		22,774
Other income (expense):		
Interest income	6,882	
Interest expense	(17,200)	(10,318)
Income before taxes		12,456
Income taxes (Note 1):		
Current		3,476
Deferred		1,160
Net income		$ 7,820

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2006	$1,000	$30,969	$(43,898)	$(11,929)
Net income	-	-	7,820	7,820
Balance, December 31, 2006	$1,000	$30,969	$(36,078)	$ (4,109)

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2006

Subordinated borrowings at January 1, 2006	$171,999
Changes in subordinated borrowings	-
Subordinated borrowings at December 31, 2006	$171,999

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 7,820
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,201
Deferred taxes	1,160
Accrued interest revenue on officer's loan	(6,737)
Decrease in prepaids and deposits	1,582
Increase in accounts payable	169,961
Increase in income taxes payable	1,463
Net cash provided by operating activities	182,450
Cash flows from investing activities:	
Purchase of property and equipment	(41,049)
Officer loan repayment	75,113
Net cash provided by investing activities	34,064
Increase in cash	216,514
Cash at beginning of year	60,587
Cash at end of year	$277,101

Supplemental disclosures:

Taxes paid during the year	$ 25
Interest paid during the year	$ 17,200
Noncash investing transactions:	
Cost of property and equipment from traded assets	$ 5,989
Accrued interest receivable added to amount due from officer	$ 6,737

See the accompanying notes.

BURCH & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

1. Summary Of Significant Accounting Policies

Business activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is in the general securities business located in Kansas City, Missouri.

Securities and commission transactions

Commission revenues and expenses are recorded on a trade date basis as securities transactions occur.

Concentrations

Financial instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits.

The Company records commissions receivable from completed securities trades which are cleared on a fully disclosed basis, and upon the sale or at the closing date of other investment products.

Product sales

Commission revenues from the sale of securitized tenant-in-common interests in real estate properties comprised 89% of total revenues.

Major customers

Commissions from one issuer of the real estate programs were $2,502,870, or 77% of total commissions.

For new offerings after July 12, 2006, the Company's wholesale registered representatives responsible for selling the tenant-in-common interests for this customer were transferred to a new corporation, ARI Financial Services, Inc. (ARI), a commonly controlled entity that is 80% owned by the sole shareholder of the Company. The Company provides employee, office and other administrative services to ARI which reimbursed it $111,023 for these costs in 2006.

1. **Summary Of Significant Accounting Policies (continued)**

Income taxes

Current and deferred income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the timing of the deductibility of interest expense on shareholder loans, the use of accelerated depreciation methods and the election to expense property acquisitions for income tax purposes.

The components of the deferred tax asset on the balance sheet as of December 31, 2006 related to the following:

Interest expense	$9,800
Tax basis of property and equipment	(1,482)
Net deferred tax asset	$8,318

The current provision for income taxes consists of the following:

Federal	$2,440
State and local	1,036
	$3,476

Property and depreciation

Property and equipment at December 31, 2006 consists of the following and is depreciated using accelerated and straight-line methods over the following lives:

	Balance	Lives
Computer equipment	$11,892	5 years
Office furniture	16,999	7 years
Automobile	40,363	5 years
	69,254	
Less accumulated depreciation	20,691	
	$48,563	

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $66,456 which was $52,412 in excess of its required net capital of $14,044.

The aggregate indebtedness to net capital ratio was 3.17 to 1.

3. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2006 are payable to the Company's sole shareholder as follows:

10% loan due March 31, 2008	$171,999

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Related Party Transactions

At December 31, 2006, $43,901 was owed the Company by its officer/shareholder under a 6% demand note.

5. Operating Leases

Prior to July 1, 2006, the Company leased office space under a month-to-month lease. On July 1, 2006, the Company entered into a new lease agreement which expires on June 30, 2009. Future minimum payments due under this lease by year are:

2007	$28,877
2008	30,728
2009	15,852
	$75,457

Rental expense for 2006 was $23,648.

6. Defined Contribution Plan

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. For 2006, the accrued contribution amount was $112,306.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.

SUPPLEMENTARY INFORMATION

December 31, 2006

1. Computation of net capital under rule 15c3-1

Total stockholder's equity	$ (4,109)
Subordinated borrowings allowable in the computation of net capital	171,999
Deferred taxes	(8,318)
Nonallowable assets	(93,116)
Net capital	66,456
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	14,044
Excess net capital	$ 52,412
Aggregate indebtedness:	
Total liabilities	$382,644
Less subordinated borrowings	171,999
Aggregate indebtedness	$210,645
Ratio: Aggregate indebtedness to net capital	3.17 to 1

2. Computation for determination of reserve requirements under rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

3. Information relating to the possession or control requirements under rule 15c3-3

The Company has complied with the exemptive requirements of rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2006.

4. Reconciliation pursuant to rule 17a-5(d)(4)

Net capital per December 31, 2006 Form X-17A-5	$ 67,920
Audit adjustment for income tax expense	(1,480)
Other audit adjustments (net)	16
Net capital per 1. above	$ 66,456

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of Burch & Company, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1310 Carondelet Drive, Suite 333, Kansas City, Missouri 64114, 816/942-3133

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cudney, Ecord, McEwen & Williams

February 26, 2007

END